Protective Life Corporation

Post Office Box 2606

Birmingham, AL 35202

205-268-1000

Steven G. Walker

Senior Vice President, Controller

and Chief Accounting Officer

205-268-6775

Fax: 205-268-3541

Toll Free 800-866-3555

Email:  steve.walker@protective.com

August 28, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NW

Washington, DC 20549

RE:	Protective Life Corporation
Form 10-K for fiscal year ended December 31, 2008

File No. 001-11339

Dear Mr. Rosenberg:

On August 27, 2009, we had a telephone conversation with your staff related to our letter to you dated August 20, 2009.  In that conversation, Ms. Tabatha Akins of your staff informed us of an additional comment the staff had related to Protective Life Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008.

This letter provides our response to that comment.  For your convenience, we have included the comment in bold type along with our response thereto.

Comment

We have read your response to our prior comment number three, but believe that the $20 million is material to net income (loss).  Please revise your disclosure in your next periodic report to clarify the amount of realized/unrealized gains or losses that are material to net income (loss) related to assets transferred into Level 3 regardless of whether or not those gains or losses were recognized in the results of operations.

Response:

We will provide the requested information in our next periodic report.

*              *              *              *              *

In connection with our response, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this response satisfies your concerns.  If you have any questions concerning this response, please do not hesitate to contact me at (205) 268-6775 or Charles Evers, Vice President, Corporate Accounting, at (205) 268-3596.

Sincerely,

/s/ Steven G. Walker

Steven G. Walker
Senior Vice President, Controller and Chief Accounting Officer

cc:	Richard J. Bielen
Vice Chairman and Chief Financial Officer
Protective Life Corporation